Mail Stop 4561

November 20, 2007

<u>VIA U.S. MAIL AND FAX (650)364-1665</u>

Michael R. Burwell
General Partner
Redwood Mortgage Investors VIII
900 Veterans Blvd, Suite 500
Redwood City, CA 94063

      Re: Redwood Mortgage Investors VIII
            Form 10-K for Fiscal Year Ended
            December 31, 2006
            Filed March 30, 2007
            Form 10-Q for Quarterly Period Ended
            September 30, 2007
            Filed November 14, 2007
            File No. 000-27816

Dear Mr. Burwell:

      We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Financial Statements

5. Real Estate Held for Sale, page 46

1.   We note that you have several properties classified as held for sale which have been held by the Company in excess of one year. Explain to us how these properties meet the criteria in paragraph 30 of SFAS 144 to be classified as held for sale. In your response, tell us the amount of depreciation expense that would have been recorded to date had these properties been classified as operating properties. Lastly, assuming held for sale classification is appropriate, please tell us why the operations of these properties have not been classified as discontinued operations within the Consolidated Statements of Income.

Certifications, pages 64 and 65

2.   We note that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individuals title. Additionally, revise your certifications in future filings to eliminate the word "annual" from "annual report" in paragraphs 2 and 3 of your certifications.

                                        *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief